METALLA REPORTS FINANCIAL RESULTS FOR THE 2023 FISCAL YEAR AND PROVIDES ASSET UPDATES

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
March 28, 2024

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the year ended December 31, 2023. Metalla has also filed with the U.S. Securities and Exchange Commission (the "SEC") its SEC Annual Report on Form 40-F for the year ended December 31, 2023. The Form 40-F includes the Company's Annual Information Form, audited financial statements and management's discussion & analysis for the year ended December 31, 2023. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the year ended December 31, 2023, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Metalla shareholders may receive a hard copy of the Company's complete audited financial statements for the year ended December 31, 2023, free of charge, upon request. For further information please visit the Company website at https://www.metallaroyalty.com/financial-reports/.

Brett Heath, President, and CEO of Metalla, commented, "2023 was a transformative year for Metalla during which we closed the largest transaction in the Company's history, to merge with Nova Royalty, creating one of the most robust and sustainable growth portfolios in the royalty sector. During 2023, our attributable gold equivalent ounces received exceeded the top end of our guidance by 14%, delivering just under 4,000 ounces for the year. Looking into 2024, we expect Tocantinzinho, Côté, and Amalgamated Kirkland to reach production. Gosselin also continues to show that it has the potential to become a tier 1 royalty asset on its own, with 4.4 million Indicated Resource gold ounces and 3.0 million Inferred Resource gold ounces, and we expect it will continue to grow in 2024 with the planned 35,000-meter drill program.”

FINANCIAL HIGHLIGHTS

During the year ended December 31, 2023, and the subsequent period up to the date of this news release, the Company:

  Effective December 1, 2023, acquired all of the issued and outstanding shares of Nova Royalty Corp. (“Nova”) pursuant to a plan of arrangement (the “Nova Transaction”).  In accordance with the Nova Transaction, Nova shareholders received 0.36 of a common share of Metalla (the “Common Shares”) per common share of Nova (For additional details see Nova Royalty Acquisition below);
  On October 19, 2023, entered into an agreement with Beedie Investments Ltd. ("Beedie"), which became effective at the closing of the Nova Transaction, whereby the parties agreed to amend the convertible loan facility (the "Beedie Loan Facility") between Metalla and Beedie to, among other things, increase the principal amount from C$25.0 million to C$50.0 million and draw down from the Beedie Loan Facility, at closing of the Nova Transaction, an amount equal to the principal and unpaid interest and fees outstanding under the convertible loan agreement with Nova (the "Nova Loan Facility") to refinance and retire the Nova Loan Facility (For additional details see Nova Royalty Acquisition below);
  Completed a private placement, on closing of the Nova Transaction, pursuant to which Beedie subscribed to 2,835,539 Common Shares at a price of C$5.29 per share for aggregate gross proceeds of C$15.0 million;
  Acquired 28 royalties and 1 stream, to bring the total held as at the date of this press release to 102 precious and base metals assets, through the following transactions:

i. Acquired 23 royalties in the Nova Transaction (For additional details see Nova Royalty Acquisition);

ii. Acquired an existing 2.5%-3.75% sliding scale Gross Proceeds (“GP”) royalty over gold, together with a 0.25%-3.0% Net Smelter Return (“NSR”) royalty on all non-gold and silver metals on the majority of Barrick Gold Corporation’s ("Barrick") Lama project in Argentina, from an arm’s length seller for aggregate consideration of $7.5 million. The transaction closed on March 9, 2023, at which time the Company paid $2.5 million in cash, and issued 466,827 Common Shares to the seller (with a deemed value of $5.3553 per share). The remaining $2.5 million is payable in cash or Common Shares, within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or 36 months after the closing date;

iii. Acquired one silver stream and three royalties from Alamos Gold Corp. (“Alamos”) for $5.0 million in Common Shares with a deemed value of $5.3228 per share. The transaction closed on February 23, 2023, at which time the Company issued 939,355 Common Shares to Alamos. The stream and royalties acquired in this transaction include:

  a 20% silver stream over the Esperanza project located in Morales, Mexico owned by Zacatecas Silver Corp.;
  a 1.4% NSR royalty on the Fenn Gibb South project located in Timmins, Ontario owned by Mayfair Gold Corp.;

  a 2.0% NSR royalty on the Ronda project located in Shining Tree, Ontario owned by PTX Metals Inc.; and
  a 2.0% NSR royalty on the Northshore West property located in Thunder Bay, Ontario owned by Newpath Resources Inc.
  Sold the JR mineral claims that make up the Pine Valley property, which is part of the Cortez complex in Nevada, to Nevada Gold Mines LLC ("NGM"), an entity formed by Barrick and Newmont Corporation ("Newmont"), for $5.0 million in cash. The Company has retained a 3.0% NSR royalty on the property.  Additionally, sold the Conmee mineral claims that make up the Tower Mountain property to Thunder Gold Corp. ("Thunder Gold") for 4,000,000 common shares of Thunder Gold, valued at $0.1 million upon closing. The Company has retained a 2.0% NSR royalty on the property;
  Paid a special dividend in the amount of C$0.03 per share on September 15, 2023, with a record date of August 1, 2023;
  For the year ended December 31, 2023, received or accrued payments on 3,989 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $1,867 and an average cash cost of $6 per attributable GEO (see Non-IFRS Financial Measures);
  For the year ended December 31, 2023, recognized revenue from royalty and stream interests, including fixed royalty payments, of $4.6 million, net loss of $5.8 million, and Adjusted EBITDA of $1.1 million (see Non-IFRS Financial Measures);
  For the year ended December 31, 2023, generated operating cash margin of $1,861 per attributable GEO from the Wharf, El Realito, La Encantada, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see Non-IFRS Financial Measures);
  For the year ended December 31, 2023, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $2.9 million (see Non-IFRS Financial Measures);
  On December 28, 2023, the Company exercised its right to terminate the equity distribution agreement entered into on May 27, 2022 (the “2022 ATM Program”) under which the Company was entitled to distribute up to $50.0 million (or the equivalent in Canadian Dollars) in Common Shares of the Company. From inception to the date of termination, the Company distributed 1,328,078 Common Shares under the 2022 ATM Program at an average price of $5.01 per share for gross proceeds of $6.6 million, of which none were sold during the three months ended December 31, 2023; and
  On May 19, 2023, closed a second supplemental loan agreement to amend the Beedie Loan Facility by:

i. extending the maturity date to May 10, 2027;

ii. increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million;

iii. increasing the interest rate from 8.0% to 10.0% per annum;

iv. amending the conversion price of the fourth drawdown from C$11.16 per share to C$8.67 per share, being a 30% premium to the 30-day Volume Weighted Average Price (“VWAP”) of the Company shares measured at market close on the day prior to announcement of the amendment;

v. amending the conversion price of C$4.0 million of the third drawdown from C$14.30 per share to C$7.33 per share, being the 5-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment, and converting the C$4.0 million into shares at the new conversion price.  Upon closing the Company issued Beedie 545,702 Common Shares for the conversion of the C$4.0 million; and

vi. amending the conversion price of the remaining C$1.0 million of the third drawdown from C$14.30 per share to C$8.67 per share, being to the 30-day VWAP of the Company shares measured at market close on the day prior to announcement of the amendment.

NOVA ROYALTY ACQUISITION

On December 1, 2023, the Company closed the Nova Transaction, pursuant to which the Company acquired all of the issued and outstanding common shares of Nova. Pursuant to the terms of the arrangement agreement between the Company and Nova dated September 7, 2023 (the "Arrangement Agreement"), Nova shareholders received 0.36 of a Common Share for each Nova common share held prior to the Nova Transaction, for a total of 33,893,734 Common Shares issued. In accordance with the Arrangement Agreement, each Nova restricted share unit vested into a Nova common share at the close of the Nova Transaction and was exchanged for 0.36 of a Common Share for a total of 741,597 Common Shares issued, and each Nova stock option was replaced with a fully vested replacement option.  All replacement options were adjusted as per the terms of the Arrangement Agreement and are exercisable into Common Shares.

Upon completion of the Nova Transaction, existing Metalla and Nova shareholders owned approximately 60.41% and 39.59% of the combined company, respectively.

Nova Royalty

Nova is now a wholly-owned subsidiary of Metalla and is a royalty and streaming company that is focused on acquiring copper royalties and as at the close of the Nova Transaction had a portfolio of 23 royalties including:

  0.42% NSR royalty on Taca Taca operated by First Quantum Minerals Ltd.;
  0.315% NSR royalty on the Copper World Complex operated by Hudbay Minerals Inc.;
  1.0% NSR royalty on Aranzazu operated by Aura Minerals Inc.;
  0.08% Net Profit Interest ("NPI") royalty on Josemaria operated by Lundin Mining Corp.;
  0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations on Vizcachitas operated by Los Andes Copper Ltd.;
  0.25% NSR royalty on Tatogga operated by Newmont Corp.;
  2.0% NSR royalty on NuevaUnion operated as a 50/50 joint venture between Teck Resources Ltd. and Newmont Corp.; and
  1.0% Net Proceeds ("NP") royalty on West Wall operated as a 50/50 joint venture between Anglo American plc and Glencore plc.

Beedie Capital Strategic Partnership

In connection with the Nova Transaction, Beedie and the Company formed a strategic partnership pursuant to which:

  Beedie subscribed for C$15.0 million in an equity placement into Metalla;
  The parties agreed to amend and increase the existing Beedie Loan Facility; and
  The Nova Loan Facility was repaid and terminated.

Equity Placement

Beedie entered into a subscription agreement to complete a C$15.0 million equity placement (the "Equity Placement") in Metalla, pursuant to which concurrent with the closing of the Nova transaction subscribed to 2.8 million Common Shares at a price of C$5.29, which was the closing price of the Common Shares on the TSX-Venture Exchange on September 7, 2023, the day prior to the announcement of the Nova Transaction.

Metalla Convertible Loan

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible loan facility agreement (the "A&R Loan Facility") to amend and restate the Beedie Loan Facility. Pursuant to the A&R Loan Facility, the parties agreed to:

i. increase the maximum aggregate principal amount of the A&R Loan Facility from C$25.0 million to C$50.0 million;

ii. amend the conversion price of the C$4.2 million due under the Beedie Loan Facility to a conversion price of C$6.00 per share under the A&R Loan Facility;

iii. drawdown a further C$12.2 million from the A&R Loan Facility with a conversion price of C$6.00 per share to refinance the principal amount due under the Nova Loan Facility;

iv. drawdown C$2.0 million from the A&R Loan Facility to refinance the accrued and unpaid interest outstanding under the Nova Loan Facility at the close of the Nova Transaction, with a conversion price equal to the market price of the shares of Metalla at the time of conversion;

v. drawdown C$0.8 million from the A&R Loan Facility to refinance the accrued and unpaid fees outstanding under the Nova Loan Facility at the close of the Nova Transaction, with such amounts not being convertible into shares of Metalla;

vi. establish an 18-month period during which the interest of 10.0% per annum compounded monthly will be added to the accrued and unpaid interest amount, and on June 1, 2025, reverting to a cash interest payment of 10.0% on a monthly basis;

vii. incur an amendment fee of C$0.1 million and any outstanding costs and expenses are to be paid by Metalla; and

viii. update the existing security arrangements to include security provided by Nova and certain other subsidiaries of Metalla and Nova for the A&R Loan Facility, along with updated security arrangements at Metalla to reflect developments in our business.

Subsequent to December 31, 2023, on February 20, 2024, Beedie elected to convert C$1.5 million of the accrued and unpaid interest into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

Nova Convertible Loan

As per the A&R Loan Facility and as discussed above, concurrent with closing of the Nova Transaction, Metalla drew down on the A&R Loan Facility and paid out and discharged all obligations under the Nova Loan Facility, which was terminated concurrently.

ASSET UPDATES

Below are updates during the three months ended December 31, 2023, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

La Encantada

On February 22, 2024, First Majestic Silver Corp. ("First Majestic") announced production of 61 oz of gold and 0.5 Moz of silver from La Encantada in the fourth quarter of 2023, and production of 321 oz gold and 2.7 Moz silver for the 2023 fiscal year.

Metalla accrued 79 GEOs from La Encantada for the fourth quarter of 2023 and 259 GEOs for the 2023 fiscal year.

Metalla holds a 100% Gross Value Returns ("GVR") royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

El Realito

On February 15, 2024, Agnico Eagle Mines Ltd. ("Agnico") reported that gold production from La India totaled 19.5 Koz for the fourth quarter of 2023 and 75.9 Koz gold for the 2023 fiscal year.  Agnico also provided 2024 guidance for La India of 25-30 Koz gold which is expected to come from residual leaching of the heap leach pads.

Metalla accrued 267 GEOs from El Realito for the fourth quarter of 2023 and 1,066 GEOs for the 2023 fiscal year.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Wharf

On February 21, 2024, Coeur Mining Inc. ("Coeur") reported 2023 fourth quarter production of 29.7 Koz gold and updated the full year guidance for 2024 at Wharf to 86 - 96 Koz gold. Exploration efforts in 2024 will focus adding additional Mineral Reserves at Wharf.

Metalla accrued 305 GEOs from Wharf for the fourth quarter of 2023 and 1,008 GEOs for the 2023 fiscal year.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On February 20, 2024, Aura Minerals Inc. ("Aura") announced 2023 production at Aranzazu totaled 106,119 GEOs with 2024 guidance of 94 - 108 Koz GEOs. Additionally in their corporate presentation dated March 2024, Aura stated a 29,400-meter drilling campaign is underway testing the continuity of the GH and Cabrestante connection with the goal of increasing mineral reserves and resources, along with drilling in El Cobre and Aranzazu extensions.

Metalla accrued 67 GEOs from Aranzazu for the period from December 1 to December 31, 2023, representing the period after the Nova Transaction closed.

Metalla holds a 1.0% NSR royalty on the Aranzazu mine.

New Luika

On January 22, 2024, Shanta Gold Limited ("Shanta") reported that it produced 18.3 Koz of gold and 30 Koz of silver at the  New Luika Gold Mine ("NLGM") in Tanzania in the fourth quarter of 2023.  Shanta also reiterated their guidance of 70 - 74 Koz of gold from NLGM in 2024. On January 11, 2024, Shanta released the results of the 2023 NLGM drill program with significant intercepts of 39.05 g/t gold over 11.6 meters and 7.49 g/t gold over 15.1 meters.

Metalla accrued 22 GEOs from NLGM for the fourth quarter of 2023 and 113 GEOs for the 2023 fiscal year.

Metalla holds a 15% interest in Silverback, whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Côté-Gosselin

In a news release dated February 15, 2024, IAMGOLD Corporation ("IAMGOLD") reported that it had completed 98% of the construction at the Côté Gold Project. IAMGOLD also stated that production guidance is expected to be between 220 - 290 Koz for 2024.

On its news release dated February 15, 2024, IAMGOLD also announced that the Gosselin Mineral Resource estimate increased, for a total of 4.4 million Indicated Resource gold ounces in 161.3 million tonnes at 0.85 g/t Au, and 3.0 million Inferred Resource gold ounces in 123.9 Mt at 0.75 g/t Au. Technical studies are planned to advance metallurgical testing, conduct mining and infrastructure study to review options for the potential inclusion of Gosselin into the future Côté life of mine plan. IAMGOLD announced planned exploration expenditures at Gosselin of $5.0 million on a resource delineation drilling program and in their corporate presentation dated February 2024, IAMGOLD also stated that it expects to complete 35,000 meters of exploration drilling at Gosselin in 2024. Please see Figure 1 for the Côté and Gosselin Longitudinal Section outlining the current extent of mineral resources and opportunities for resource expansion.

Figure 1: Gosselin Composite Longitudinal Section (Source: IAMGOLD press release dated February 15, 2024)

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the Gosselin Resource estimate.

Fosterville

On February 15, 2024, Agnico reported the results of the 2023 drill program completed at the Fosterville mine. Significant highlights within the Phoenix area include 69.1 g/t gold over 3.7 meters including 120 g/t gold over 2.1 meters in the Cardinal structure. Also, within the Phoenix area, a highlight drill hole in the newly identified mineralized trend named the Peregrine Zone intersected 17.3 g/t gold over 8.3 meters.  Please see Figure 2 for an estimate of the royalty boundary proximity to mineralization on Agnico's Fosterville Longitudinal section.

In 2024, Agnico also stated it expects to spend $10.9 million for 38,700 meters of drilling focused on extensions of mineral reserves and mineral resources at Lower Phoenix and Robbins Hill. An additional $11.7 million is budgeted for 36,500 meters of drilling to test new geological targets, including underground extensional exploration at Harrier.

Figure 2: Fosterville Composite Longitudinal Section (Source: Agnico press release dated February 15, 2024)

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

Endeavor

On February 21, 2024, Polymetals Resources Inc ("Polymetals") announced the expansion of the drill program at the Carpark prospect which intersected upper-level mineralization with alteration similar to the main lodes at Endeavor.

On October 16, 2023, Polymetals released a robust mine restart study at Endeavor. Polymetals declared an initial 10-year mine life producing 9.8 Moz silver, 210 kt zinc and 62 kt lead over life of mine with first concentrate production targeted for H2-2024. The study produced Australian $201 million in pre-tax net present value at an 8% discount rate and an internal rate of return of 91%, with expenditures estimated to be A$23.7 million.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Copper World

On, September 8, 2023, Hudbay announced the results of the 2023 Pre-Feasibility Study ("PFS") at Copper World. The PFS contemplates four planned open pit mines with a two-phased mine-plan.  A 20-year mine life Phase I plan is expected to produce 92,000 tonnes of copper per year in the first 10 years. Phase II extends the mine life to 44 years through an expansion of the processing facilities, resulting in up to 100,000 tonnes of annual copper production. Hudbay plans to receive the two outstanding operating state permits for Phase I by early 2024. Phase II expands mining activities onto federal land and extends the mine life to 44 years with Phase II average annual copper production of approximately 100,000 tonnes at cash costs and sustaining cash costs of $1.11 and $1.42 per pound of copper, respectively.

Metalla holds a 0.315% NSR royalty on Copper World.

Amalgamated Kirkland and North AK

On February 15, 2024, Agnico announced that production from the Near Surface deposits is planned to be processed at the Macassa mill in the first half of 2024 and at the La Ronde Zone 5 mill in the second half of 2024. Production from the AK deposit, which is expected to begin in the second half of 2024 is planned to be processed at the La Ronde facility. Production from the two deposits is forecast by Agnico to be ~19 Koz in 2024 and between 35 - 50 Koz gold from 2025 to 2028 and Agnico believes that the AK area remains prospective for future mineral resource growth. Additionally, Agnico reported updated Mineral Reserve estimates of 160 Koz of Probable Reserves at 6.69 g/t gold and updated Mineral Resource estimates of 37 Koz of Indicated Resources at 6.95 g/t gold and 52 Koz of Inferred Resources at 5.69 g/t gold.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

Tocantinzinho

On January 15, 2024, G Mining Ventures Corp. ("G Mining") reported that the Tocantinzinho project is 76% complete and remains on track for commercial production in H2-2024. G Mining also reported that the project remains on budget and is fully funded through completion and ramp-up to commercial production.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wasamac

On February 15, 2024, Agnico reported the results of the 2023 infill and conversion drilling completed at Wasamac with highlight intercepts of 4.9 g/t gold over 13.4 meters, 2.8 g/t gold over 18.8 meters and 4.4 g/t gold over 3.9 meters in the main zone. At the Wildcat zone, significant highlights include 3.6 g/t gold over 20.6 meters and 5.6 g/t golds over 4.1 meters. Agnico plans to spend $2.8 million for 16,700 meters of drilling at Wasamac in 2024 and continues to assess various scenarios to define the optimal mining rate and milling strategy for Wasamac.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Castle Mountain

On February 21, 2024, Equinox Gold Corp. ("Equinox") reported that 10,993 meters of exploration drilling was completed during the fourth quarter to infill drill at the South Overburden and JSLA dumps for a total of 19,374 meters for 2023. One small target called Green and Gold was tested with 937 meters of drilling. In addition, a surface exploration program of geological mapping and channel sampling is expected to continue in 2024, with the primary goal to sample previously identified mineralization exposed on surface such that data can be used in future mineral resource estimation. Equinox also reported that the mine permitting amendment plan was submitted to the lead county and BLM agencies which reviewed the plan for completeness in early 2023. Work on the preliminary draft Environmental Impact Statement will occur throughout 2024 and 2025.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

La Guitarra

On February 8, 2024, Sierra Madre Gold & Silver Ltd ("Sierra Madre") provided an update on development progress at La Guitarra, including positive progress on a mine restart study which is due for completion in the second quarter of 2024. In addition, Sierra Madre received a renewal of an explosives permit and all other operating permits remain current and in good standing. The mine restart study will focus on an initial production level of 350 tonnes per day with an evaluation of increasing the circuit to greater than 500 tpd.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million.

La Parrilla

Through multiple press releases dated December 5, 2023, January 4, 2024, January 29, 2024, and February 22, 2024, Silver Storm Mining Ltd. ("Silver Storm") released highlighted intercepts from drilling at La Parrilla of 500 g/t AgEq over 14.8 meters, 1,810 g/t AgEq over 14.6 meters, 1000 g/t AgEq over 5.25 meters and 911 g/t AgEq over 13.05 meters, respectively.

Silver Storm also announced its plan to release a technical study and mine plan to support future restart of mining and processing with a target of mid-2025.

Metalla holds a 2.0% NSR royalty on La Parrilla.

Fifteen Mile Stream

On October 10, 2023, St. Barbara Limited ("St. Barbara") reported results of an updated PFS for Fifteen Mile Stream as a standalone project via the relocation of the Touquoy processing plant. The PFS proposes an eleven-year mine life producing an average of 55-60 Koz per annum at a cash cost of $992/oz. St. Barbara will focus on the preparation of an updated environmental and social impact assessment for the new project design and stated that development could begin as early as 2026.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Akasaba West

On February 15, 2024, Agnico announced that development of the Akasaba West project is on schedule and on budget to achieve commercial production in early 2024. Akasaba West is expected to contribute approximately 12 Koz of gold and 2.3 Kt of copper per year.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to a 210 Koz gold exemption.

Montclerg

On December 5, 2023, and January 17, 2024, GFG Resources Inc. reported highlight intercepts of 4.79 g/t gold over 12.8 meters and 3.09 g/t gold over 12.8 meters at the Montclerg deposit in Timmins, Ontario.

Metalla holds a 1.0% NSR royalty on the Montclerg property.

Camflo

On October 26, 2023, Agnico reported that the next phase of exploration drilling began at the Camflo property. On June 20, 2023, Agnico reported that it completed more than 14,000 meters of drilling, which marks the first exploration drill program since the 1.6 Moz past-producing deposit was closed in 1992. Significant results reported over multiple zones include 1.5 g/t gold over 81 meters, 3.3 g/t gold over 38.7 meters, 3.2 g/t gold over 16.2 meters, 3.7 g/t gold over 7.1 meters, and 1.6 g/t gold over 20.3 meters. The second phase of exploration drilling at Camflo will test for potential lateral extensions of mineralization and infill known zones. Agnico believes the mineralization could be mined via an open-pit and processed at the Canadian Malartic Mill, 4 Km away.

Metalla holds a 1.0% NSR royalty on the Camflo mine, located ~4km northeast of the Canadian Malartic operation.

Detour DNA

On February 15, 2024, Agnico reported underground drilling at Detour over a 2.5 km strike length west of the Detour West reserve pit margin. Highlights include 18.3 g/t gold over 12.6 meters, 7.8 g/t gold over 2.7 meters, and 6 g/t gold over 22.4 meters.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is approximately 7 km west of the Detour West reserve pit margin.

MANAGEMENT UPDATE

Effective March 29, 2024, Drew Clark, Vice President Corporate Development will be leaving the Company to pursue other opportunities.

"I want to thank Drew for his contributions to the company during his tenure," said Brett Heath, President, and CEO of Metalla. "Drew has been a key member of our management team for the past six years and has been instrumental in the company's success and growth. We wish Drew the best of luck in his future endeavors."

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a QP as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

ABOUT METALLA

Metalla is a precious and base metals royalty and streaming company with a focus on gold, silver, and copper royalties and streams. Metalla provides shareholders with leveraged  metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold, silver, and copper companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver, copper and other metals ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.  Included in the calculation of attributable GEOs is any cash received from the Higginsville price participation royalty, which is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the Company's statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally as the Company receives payment similar to the Company's other royalty interests, the results have been included for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the year ended December 31, 2023, were as follows:

Attributable GEOs during the period from:
Higginsville (1)	1,476
Wharf	1,008
El Realito	1,066
La Encantada	259
Aranzazu	67
NLGM	113
Total attributable GEOs	3,989

(1) The Higginsville participation royalty has reached full 34,000 gold ounce threshold and is no longer payable to Metalla.

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for the year ended December 31, 2023, was:

Cost of sales for NLGM	$22
Total cash cost of sales	22
Total attributable GEOs	3,989
Average cash cost per attributable GEO	$6

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs sold. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for year ended December 31, 2023, was:

Royalty revenue (excluding fixed royalty payments)	$4,360
Payments from derivative assets	2,866
Revenue from NLGM	220
Sales from stream and royalty interests	7,446
Total attributable GEOs sold	3,989
Average realized price per attributable GEO	$1,867

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cast cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for year ended December 31, 2023, was:

Net loss	$(5,837)
Adjusted for:
Royalty interest impairment	2,355
Gain on sales of mineral claims	(5,093)
Interest expense	1,170
Finance charges	206
Loss on modification of loan payable	1,658
Income tax provision	1,361
Depletion	2,389
Foreign exchange loss (gain)	610
Share-based payments	2,255
Adjusted EBITDA	$1,074

Refer the Company's MD&A for the year ended December 31, 2023, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla(or any of its subsidiaries) holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the completion of the Company's royalty purchase transactions; the Company's plans and objectives; the Company's future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla; the future availability of funds, including drawdowns pursuant to the Beedie Loan Facility (as amended or supplemented); the effective interest rate of drawdowns under the Beedie Loan Facility (as amended or supplemented) and the life expectancy thereof; the future conversion of funds drawn down by Metalla under the Beedie Loan Facility (as amended or supplemented);              the amount that Metalla has to pay under the Beedie Loan Facility and the applicable exchange rate; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs;  the progress on project pre-development and engineering works at Taca Taca; the receipt of approval for the Environmental and Social Impact Assessment, and the construction and operation permits, for Taca Taca and the anticipated timing thereof; the completion of a feasibility study for Vizcachitas by Los Andes and the anticipated timing thereof; the potential commencement of commercial production at Vizcachitas and the anticipated timing thereof; the proposed two-phased mine plan for Copper World Complex, including the receipt of the outstanding operating permits and the extension of activities and extension of the mine life, and the anticipated timing thereof; the expected production at the Copper World Complex; the expected production guidance at the La India deposit at El Realito; the expected 2024 production guidance at Wharf; the focus of the exploration efforts at Wharf in 2024; the drilling campaign in Aranzazu and the goal of increasing mineral reserves and resources; the expected 2024 production guidance at NLGM; the expected 2024 production guidance at the Côté Gold Project; the technical studies planned to complete test work and studies to optimize inclusion of Gosselin into future Côté life-of-mine plans; the planned drilling program for 2024 at Gosselin and related expenditures; the planned drilling programs for 2024 at Fosterville and related expenditures; the expected start of production at Endeavor and the anticipated timing thereof; the expected expenditures at Endeavor; the production processing at the AK deposit and the anticipated timing thereof; the start of commercial production at Tocantinzinho and the anticipated funding and timing thereof; the planned drilling program for 2024 for Wasamac and related expenditures; the assessment by Agnico of optimal mining rate and milling strategy for Wasamac; the continuation of the surface exploration program of geological mapping and channel sampling at Castle Mountain; the work on the preliminary draft Environmental Impact Statement for Castle Mountain throughout 2024 and 2025; the completion of a mine restart study on the La Guitarra mine and the anticipated timing thereof; the release of a mine restart study and plan for La Parrilla and the anticipated timing thereof; the updated environmental and social impact assessment for Fifteen Mile Stream; the development of Fifteen Mile Stream and anticipated timing thereof; the expected timing of start of production at Akasaba West; the expected production at Akasaba West; the second phase of exploration drilling at Camflo, and test for potential lateral extensions of mineralization and infill known zones; Agnico's belief regarding open-pit mining and location of processing at Camflo; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: ; risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla's cash flow is dependent on the activities of others; that Metalla has had negative cash flow from operating activities in the past; that some royalty and stream interests are subject to rights of other interest-holders;  that Metalla's royalties and streams may have unknown defects; risks related to Metalla's two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, geopolitical events and other uncertainties; risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition; that Metalla is dependent on its key personnel;  risks related to Metalla's financial controls;  dividend policy and future payment of dividends; competition;  that project operators may not respect contractual obligations; that Metalla's royalties and streams may be unenforceable;  risks related to conflicts of interest of Metalla's directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla's current credit facility and financing agreements; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;  interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla's information systems and cyber security;  risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;  risks associated with the acquisition and maintenance of mining infrastructure; that Metalla's success is dependent on the efforts of operators' employees; risks related to mineral resource and mineral reserve estimates;  that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;  risks related to land title; risks related to international operations;  risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects;  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla's public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the Company's loan facility; that there can be no assurance that an active trading market for Metalla's securities will be sustained;  risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent Annual Information Form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.